Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: March 6, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

The following is a transcript of a fireside chat featuring General Fusion’s Chief Strategy Officer, Megan Wilson, held on February 26, 2026 at the FusionX:Global summit:

Speakers:

Stuart Allen – Chief Executive Officer, FusionX

Megan Wilson – Chief Strategy Officer, General Fusion

Stuart Allen: So we had an interesting announcement here earlier today, but we had a probably as interesting announcement at the beginning of the year — General Fusion going public — and it would appear, going to be the first fusion company in the public markets; not yet nailed on, but seems to be ahead of the curve. So before we get into that, could you give us a little explanation of General Fusion's magnetized target fusion approach, and where that sits between perhaps approaches that are more familiar — magnetically confined and inertially confined fusion?

Megan Wilson: Yeah, absolutely. So thank you, Stuart. Let me first start by saying thanks for another excellent FusionX event — these seem to get bigger and better every time we come. And let me just say, look, it's a really exciting time to be in fusion, and it's a really, really exciting time to be at General Fusion, as you mentioned. Not just about the going public, but about where we are with our technology — with our world-first magnetized target fusion machine up and operating, compressing plasmas, and the funding in place to progress that program to our ultimate goal of the Lawson Criterion. But to answer your question, to kind of put what we're doing in perspective among all the other approaches out there: from the beginning, fundamentally, General Fusion has been focused on pursuing not just fusion science, but fusion power — meaning approaching technical results in fusion in a way that translates to a practical, affordable power plant. And so magnetized target fusion operates in really a sweet spot of parameters when we think of the physics around fusion. Magnetic confinement fusion, inertial confinement fusion — all of the science and research institutions and government institutions that have advanced fusion science to where it is today have given us a great foundation for fusion. But those results have been achieved by operating at some extremes of physics parameters — either extreme energy confinement, which drives the use of high-temperature superconducting magnets and so on, or extreme density, which drives the use of lasers and so on. We're operating in a sweet spot, keeping each of those parameters moderate, getting the best of both worlds, and that has significant advantages as we think about commercialising fusion — ultimately on our path to having a first-of-a-kind plant operating around 2035.

Stuart Allen: And the advantages would be cost advantages, simplicity advantages, size advantages — what are the broadly headline benefits of your approach?

Megan Wilson: Yeah, so if you'll forgive me, let me give the ten-second explanation of how this works, because ultimately how you make fusion happen has consequences for the practicality of the machine going forward. And so for us, the secret sauce is our liquid metal wall — this is the diesel engine of fusion. We're combining fuel injection and compression: form a plasma, that's our fuel, inject it into a rotating liquid metal wall, and using pistons to push that liquid metal wall inward, compress the plasma, achieve fusion conditions. And you know, my background — if I just step back for a second — I have spent most of my career in fission. I am a fission geek, sorry. And I was a fusion sceptic for quite some time. General Fusion's approach convinced me because of its robustness in answering the questions that we all have to solve to take our technologies to a commercial power plant. That's neutron degradation, that's fuel production, that is efficient and practical energy extraction, and that is cost. And the liquid metal wall addresses all of those. So we can build our machine with existing stainless steel alloys without dealing with neutron degradation. We can produce more than enough fuel than we need. We can efficiently extract that energy, use a traditional power plant, and we can do it all in a cost-competitive way. That's the General Fusion value proposition.

Stuart Allen: Cultural — I mean, we've talked about this transition from science to engineering, but General Fusion seems to have had engineering baked in from the start, depending on what it's done. I've seen the pictures — big, shiny, industrial machines that you've built. Has that influenced the arc of progress?

Megan Wilson: Yeah, that's absolutely right. You know, we are all about building machines at General Fusion. This is not a simulation exercise. We were founded more than 20 years ago, and we have built over the years a number of fusion machines to progress our technology in the real world. The hardware matters, and we're using existing materials. We work with a great ecosystem of collaborators, but at the end of the day, it has to be practical — produce fusion in a way we can put it to work.

Stuart Allen: And then let's chat a bit about capital as a gating factor, and perhaps the opening of that gate for you. You announced at the beginning of the year going public via SPAC merger with Spring Valley Acquisition Corp. You filed this week your F-4, which makes the whole thing seem very, very real, driving at a NASDAQ listing sometime in the middle of the year. An exciting moment. What are the implications for the company and your path to commercialisation and your milestones of having this larger and more durable capital base?

Megan Wilson: Yeah, there were a number of questions in that question, Stuart, so I'll try to break it down. But first, it is a really exciting moment — and it's exciting not just because it's cool to see General Fusion up on the NASDAQ tower, which was really cool, but because it's bringing together for General Fusion the right timing, the right funding for our program, and the right partner. In terms of timing, today we have our Lawson Machine 26 up and operating, compressing plasmas, and we're on the path to really transformative technical results. That sets us up in the public markets to be able to communicate to investors in a real, understandable way and demonstrate progress with a machine that's already operating. This transaction comes with significant private capital that's already committed, that funds that Lawson program through its completion — so we have the certainty of knowing we can go full speed ahead on that program to pursue those milestones. And it comes with Spring Valley, as you mentioned, as a partner. Spring Valley has deep experience and expertise and focus on bringing first-mover, deep-tech nuclear companies to the market. In particular, they brought NuScale — the first publicly traded fission SMR company — to the markets, and they have chosen General Fusion to ultimately, hopefully, be the first publicly traded fusion company. As we look ahead, what that means is that we can begin taking our very capital-efficient philosophy and moving forward beyond the Lawson program into the development of our commercial systems and building the partnerships that we need to ultimately wrap our results into the final design of a first-of-a-kind plant by 2035.

Stuart Allen: And being a public company is obviously a different kettle of fish from being a private company. You have obligations to a greater set of stakeholders. You have regulatory and fiduciary obligations you didn't currently have. Is that a burden, or does that bring execution, discipline, and focus? I'm not suggesting you lack that — but yet more execution, discipline, and focus rather than burdensome?

Megan Wilson: Yeah. At General Fusion, we welcome the responsibility of being a [public] company. Transparency has always been part of our ethos at General Fusion — both our successes and our challenges. And I want to highlight that this is not... while we announced this transaction in January and just two days ago filed our registration statement, this is an accomplishment and a point on our journey that has been in development for quite some time. And that means developing the governance controls, the culture that supports being public. But it's a wonderful opportunity to tell our story, and it's underpinned by a team at General Fusion that I think is really unique — including our CEO, Greg Twinney, who couldn't be here today, but he's been with the company more than five years. Over his career he has taken a number of companies from deep-tech development to ultimately commercialisation, and he's taken a number of companies to the public markets. I also have experience in public markets, including investor relations, and so we've got the team there to support what is required of the public markets. But ultimately, it's a wonderful opportunity to tell our story and do it in a really credible way.

Stuart Allen: And tell the story of fusion.

Megan Wilson: Fusion in the public markets, more generically, is a positive development.

Stuart Allen: Absolutely. And so with funding certainty in place — I mean, obviously there's a few months to go — but after that, the LM26 program is completed, and then what does the timeline look like after that? And has it changed at all, given that you have this new source of funding?

Megan Wilson: So I think fundamentally our plan has been underpinned by our focus on practical commercial fusion power, and our philosophy that we need to methodically buy down risk by demonstrating real results. That has not changed. What this transaction gives us now is that we are in growth mode. We have the funding in place, as I said, to progress the Lawson Machine program through its hopeful conclusion with the Lawson Criterion, and now we can focus on what comes next. We think about this really in terms of three work streams that are sort of overlapping. So the Lawson program through 2028 — but now, given where we are, we're in the deep planning stages for our commercial systems demonstrations, and we're very eager to partner with lots of folks in the room on developing those commercial systems: seals, valves, heat exchangers, tritium extraction, and so on, that support translating our results to a power plant. We hope to be deep into actually executing that program in 2027, and then after four years of that — well, towards the end of that program — we'll be starting to work on site preparation and so on for our first-of-a-kind plant. Ultimately, our goal is to have that first-of-a-kind plant operating around 2035. That's actually not that far away in terms of planning, and so I'll end by saying we are in deep discussions with our commercial partners regarding siting and developing that project as well. We have a market development advisory committee of now 13 electric utility, industrial steam heat users, and energy developers who are working with us to support our technology development and our commercialisation path, and looking to identify the site for that first-of-a-kind as soon as we can.

Stuart Allen: And operational 2035 means electrons being sold to somebody?

Megan Wilson: It means an engineering break-even plant producing steam or electricity — whatever the customer needs — and at full scale, 150 megawatts.

Stuart Allen: And we should presume that will be somewhere in the Americas?

Megan Wilson: Well, like I said, we're evaluating our options. We've got a few on the table, and we'll come back to you on that, Stuart.

Stuart Allen: Okay, so we have only a couple of minutes left. We've got a question — which is actually one of my questions too — which is the milestones as we go forward. I mean, obviously we look forward to General Fusion, as you say, retiring risk and hitting milestones. What is the core three that we should look out for — the ones that will celebrate the most as you knock them down over the next few years?

Megan Wilson: Yeah. So let me back up and give a sense of where we are in terms of milestones. So we've been at this for 20 years. We have already demonstrated significant fusion yield from magnetized target fusion, compressing a plasma with a metal wall. The Lawson program is focused on scaling up those results at about 50% commercial scale by compressing plasmas with a lithium liner. So this program is very focused on three key technical milestones. The first two are about heating: first, the 1 keV milestone that we all talk about, and then ultimately the 10 keV milestone. And then the third milestone being 100% Lawson. That is our goal with the machine we're operating today. We aim to be the first to get there. There are other companies out there pursuing the same technical results — we believe we're the only ones doing it in a truly practical way. But those are the milestones to look out for over the course of the Lawson program, which runs from now until 2028. From a public company perspective, there are all kinds of process milestones that you can look for. Filing our F-4 a couple of days ago was one of them, and that's a fairly straightforward process. But executing that effort well is important to understand our financing and the funding availability for executing our program.

Stuart Allen: We have a slightly crunchy question, which I'm going to put to you — I mean, it's entirely reasonable. What protects General Fusion from investor dropout in the SPAC merger IPO? I guess we're talking about redemptions.

Megan Wilson: Oh, great question. So let me go back to talking about our SPAC partner, Spring Valley. One of their core principles is that they only take companies public who have the funding available regardless — separate from the capital available in the SPAC trust — to be able to operate over multiple years and achieve significant milestones. And so this transaction that is already signed comes with a commitment of funding that provides that funding. The trust capital that's available through the SPAC — which for this SPAC is $230 million — would be in excess of that capital. So even if we had [100%] redemptions, we are in a great place in terms of the financing for executing our plan. With that said, Spring Valley also has a great track record as it relates to redemptions, and so we would expect to see some of that trust capital stay in the company, which can then help us support and accelerate our commercial systems demonstration.

Stuart Allen: Trust capital is gravy — it just helps you go faster.

Megan Wilson: It's gravy.

Stuart Allen: Brilliant. So we've run out of time, so I'm going to ask you one last question. For you and the current team at General Fusion — I mean, we talk about milestones, but milestones are markers on a path to success. What does success look like — technically, commercially, societal impact — whatever you look at?

Megan Wilson: Look, I think all of us — all the fusion companies in this room — we're here because we want to change the world for the better. We also want to tap into the future trillion-dollar market for fusion power. I think for General Fusion, success for us looks like that first-of-a-kind plant operating by 2035, followed swiftly by a broad fleet of General Fusion power plants around the world. In the near term, we have a plan from where we are today to getting to that, and there are a number of successes — including the Lawson Criteria — that you should be looking out for.

Stuart Allen: We will celebrate all of them as we see them happen.

Stuart Allen: So we've run out of time. Megan, thank you for your time. Thank you, the audience, for listening. I believe we're now breaking for lunch. So thank you all, and we'll see you outside.

Megan Wilson: Thank you.

Stuart Allen: Thank you.

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.